NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

DRILL MAP FOR TWO NICKEL RICH ZONES – GRADES UP TO 1.7%

May 24, 2007 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to provide a drill results plan map to accompany its May 22, 2007 press release announcing that two nickel rich zones have been drilled at the 100% owned Fenelon nickel target. Bonanza welcomes you to view the drilling map at the following link: http://www.americanbonanza.com/i/maps/2007-05-24_NRM.gif

The May 22 press release announced drill results that identify two nickel rich zones, with every hole in the zones encountering strong nickel mineralization in massive sulfide horizons. Several horizons contain nickel grades over 1% nickel, and several lower grade (over 0.1% nickel) zones have been drilled with thicknesses between 10 and 28 meters. The southern target is 1.3 kilometers long and the northern target is 800 meters long. All drilling has focused on the strike extent of the nickel mineralization, located between 100 meters and 300 meters from surface. Drilling up dip and down dip is being planned, and the targets remain open everywhere in these directions. The targets remain open along strike in several areas.

The Fenelon nickel occurrence is strikingly similar to the Kambalda nickel mines in Western Australia, where very significant nickel mining has taken place since the 1960’s. Published pre-mining reserves at the Kambalda – St. Ives mines were 31 million tonnes of ore containing nearly 2.5 billion pounds of nickel. This is only part of a regional nickel producing province.

The mineralized zones at Fenelon, while they remain open along strike and down dip, are of similar strike length to those at Kambalda. These exciting developments will be followed by drilling along strike and up and down dip to further explore the Fenelon nickel deposits.

As previously announced, drill hole FA06-284 contains 14 meters grading 0.43% nickel, which contains three (3) 0.5 meter zones grading 1.7% nickel, 1.6% nickel and 1.6% nickel, all within 28 meters grading 0.28% nickel. Drill hole FA07-305 is 700 meters southeast of FA06-284 along strike, and contains 14.2 meters grading 0.24% nickel, including a 0.5 meter zone grading 1.4% nickel, and a 20.0 meter zone grading 0.15% nickel. Drill hole FA06-273 was drilled 1.3 kilometers southeast of FA07-305, and contains 15.2 meters grading 0.31% nickel and 2.5 meters grading 0.49% nickel.

Laboratory results for drill hole FA07-306 are still pending, and these new results are expected within two or three weeks. Drill hole FA07-306 was drilled to intercept the nickel rich horizon 60 meters down dip from FA06-284, and is the only hole completed to date that tests the dip extent of the nickel rich horizons.

About Bonanza

Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

Qualified Person

The Fénélon Project is managed by Robert Hawkins, VP Exploration for Bonanza, a Qualified Person as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Capital Partners
Attention: Michael Rodger
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com